UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 5, 2008

I. DATE, TIME AND VENUE: September 5, 2008, at 10:00 am, at the headquarters of Contax Participações S/A (“Company”), located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro. II. ATTENDANCE: The majority of members of the Board of Directors. III. CALL NOTICE: A call notice was sent to each individual of the Board of Directors. IV. PRESIDING BOARD: Mr. Fernando Antonio Pimentel Melo, Chairman, and Ms. Luciene Sherique, Secretary. V. AGENDA: (1) New Buyback Program of shares issued by Contax Participações S.A. for subsequent maintenance in treasury or cancellation. VI. RESOLUTIONS: The Board of Directors approved, pursuant to article 17, XVI, of the Company’s Bylaws, the proposal of a new Share Buyback Program (“Program”), for subsequent maintenance in treasury or cancellation, to be executed as of the date of disclosure of this resolution and extended for 365 (three hundred and sixty-five) days, pursuant to CVM Instruction 10/80 and amendments thereto, and authorized the following: (i) Objective of the Program: to buy back shares issued by the Company without capital reduction, considering the favorable conditions of the current economic scenario, with attracting share prices; (ii) Funds for the Program: the capital and statutory reserve accounts will be used for the acquisition (excluding the amount related to shares currently held in treasury), in accordance with the balance sheet of June 30, 2008, which recorded the amount of R$ 9,254,465.58 (nine million, two hundred fifty-four thousand, four hundred sixty-five reais and fifty-eight cents) and R$ 29,681,027.55 (twenty-nine million, six hundred eighty-one thousand, twenty-seven reais and fifty-five cents) respectively; (iii) Number of shares to be acquired: up to 52,337 (fifty-two thousand, three hundred thirty-seven) common shares and a maximum of 978,452 (nine hundred seventy-eight thousand, four hundred fifty-two) preferred shares, corresponding to less than 10% of outstanding common shares and 10% of outstanding preferred shares respectively, already excluding the shares held in treasury. The number of shares to be acquired is limited to the program’s funds mentioned in item (ii); (iv) Number of outstanding shares: pursuant to article 5 of CVM Instruction 10/80, the number of outstanding shares is 2,183,552 (two million, one hundred eighty-three thousand, five hundred fifty-two) common shares and 9,784,517 (nine million, seven hundred eighty-four thousand, five hundred and seventeen) preferred shares; (v) Brokers: BRADESCO S/A CORRETORA DE

TÍTULOS E VALORES MOBILIÁRIOS, located at Av. Ipiranga nº 282 – 13º andar, São Paulo – SP, CEP nº 01046-920; UNIBANCO INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S/A, located at Av. Euzébio Matoso 891, Pinheiros - São Paulo, CEP nº 05423-901; and ITAÚ CORRETORA DE VALORES S/A, located at Av. Paulista 1450, 7º Andar – São Paulo, CEP nº 01310-100. The attending members approved the matters in the agenda unanimously and without restrictions, and gave the Executive Board authority to take all necessary measures to implement the resolution mentioned herein. The Executive Board is responsible for the timing of the operations and the number of shares to be traded, pursuant to the limits established by CVM Instruction 10/80 and amendments thereto and by the resolutions taken by the Board of Directors. VII. CLOSURE: There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved and signed by the Board of Directors. Rio de Janeiro, September 5, 2008. Signatures: Fernando Antonio Pimentel Melo, Chairman; Pedro Jereissati; Carlos Jereissati; Cristina Anne Betts; Lúcio Otávio Ferreira; Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Erik Persson; Sergio Francisco da Silva; Leonardo Vital Brazil Teixeira; Isabel S. Ramos Kemmelmeier. This is a free translation of the original document drawn up in the Company’s records.

Luciene Sherique Antaki
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.